FORM 6-K


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                January                                  2004
                                --------------------------------       --------
Commission File Number          000-29898
                                --------------------------------       --------


                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                          Form 40-F      X
                      ----------------                  ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                             No     X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX

     Document                                                          Page No.

        1.      News Release dated January 15, 2004 ("RESEARCH
                IN MOTION ANNOUNCES EXERCISE OF OVER-ALLOTMENT
                OPTION ")                                                   4

                                                                  Document 1

[RIM logo omitted]
                                                                  News Release
                                                              January 15, 2004


FOR IMMEDIATE RELEASE

RESEARCH IN MOTION ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION
--------------------------------------------------------------

         Waterloo, Ontario - Research In Motion Limited (NASDAQ: RIMM, TSX:
RIM) today announced that the underwriters of its previously announced public offering of 10,500,000 common shares have exercised their option to purchase 1,575,000 additional common shares to cover over-allotments.

         On January 14, 2004, RIM announced that it had priced its offering of 10,500,000 common shares at US $78.25 per share, for net proceeds of approximately US $788,760,000. The exercise of the over-allotment option brings the total net proceeds from the offering to US $907,074,000. The offering is expected to close on January 21, 2004.

         The offering is being book-run by Lehman Brothers Inc. and Merrill Lynch & Co., and managed by Goldman Sachs & Co., UBS Investment Bank, Banc of America Securities LLC, BMO Nesbitt Burns, CIBC World Markets, GMP Securities Ltd., Canaccord Capital Corporation, National Bank Financial Inc., Orion Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., SG Cowen Securities Corporation and TD Securities Inc.

         This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

         Copies of the U.S. final prospectus relating to the offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717 and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 05, New York, NY 10080. Copies of the Canadian final prospectus relating to the offering may be obtained from Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M4T 2A9.

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

                                      ###

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Research In Motion Limited
                                       ---------------------------------------
                                                           (Registrant)

Date: January 15, 2004                 By:    /s/  Angelo Loberto
      --------------------                -------------------------------------
                                                           (Signature)
                                           Angelo Loberto
                                           Vice President, Finance